UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                               (AMENDMENT NO. 10)*



                                 HOLLINGER INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            RETRACTABLE COMMON SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   43556C 30 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             ANNUAL REPORTING REQUIREMENT (AS OF DECEMBER 31, 2003)
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]     Rule 13d-1(b)
[_]     Rule 13d-1(c)
[X]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A

------------------------------------- ------------------------------------------
CUSIP No. 43556C 30 9                             Page  2 of 9 Pages
------------------------------------- ------------------------------------------
--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        CONRAD M. BLACK, LORD BLACK OF CROSSHARBOUR, PC(CAN), OC, KCSG
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED KINGDOM OF GREAT BRITAIN AND NORTHERN IRELAND
--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER

  NUMBER OF                   27,363,170
   SHARES                -------------------------------------------------------
 BENEFICIALLY            6    SHARED VOTING POWER
  OWNED BY
    EACH                      0
  REPORTING              -------------------------------------------------------
   PERSON                7    SOLE DISPOSITIVE POWER
    WITH
                              27,363,170
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          27,363,170
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [X]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          78.24%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          IN/HC
--------------------------------------------------------------------------------

                                 SCHEDULE 13G/A

------------------------------------- ------------------------------------------
CUSIP No. 43556C 30 9                             Page  3 of 9 Pages
------------------------------------- ------------------------------------------
--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        THE RAVELSTON CORPORATION LIMITED
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [_]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        ONTARIO, CANADA
--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER

  NUMBER OF                   27,363,170
   SHARES                -------------------------------------------------------
 BENEFICIALLY            6    SHARED VOTING POWER
  OWNED BY
    EACH                      0
  REPORTING              -------------------------------------------------------
   PERSON                7    SOLE DISPOSITIVE POWER
    WITH
                              27,363,170
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          27,363,170
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [X]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          78.24%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

          CO/HC
--------------------------------------------------------------------------------

          This Schedule 13G, Amendment No. 10, amends and restates in their entirety Items 1, 2, 4, 6 and 7 of the Schedule 13G of the Reporting Persons (as herein defined) dated February 14, 1994, as amended by Amendment No. 1 thereto dated February 13, 1995, Amendment No. 2 thereto dated February 7, 1996, Amendment No. 3 thereto dated February 14, 1997, Amendment No. 4 thereto dated February 10, 1998, Amendment No. 5 thereto dated October 1, 1998, Amendment No. 6 thereto dated February 14, 2000, Amendment No. 7 thereto dated January 19, 2001, Amendment No. 8 thereto dated January 31, 2002, Amendment No. 9 thereto dated January 29, 2003, (collectively, including this Amendment No. 10, the "Schedule 13G"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13G as first filed on February 14, 1994.


ITEM 1.  IDENTITY OF ISSUER

          (a) This statement relates to the retractable common shares (the "Retractable Common Shares") of Hollinger Inc., a corporation organized under the laws of Canada (the "Issuer").

          (b) The principal business address of the Issuer is 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7.

ITEM 2.  IDENTITY AND BACKGROUND OF REPORTING PERSONS.

          (a) This statement is being filed by Conrad M. Black, Lord Black of Crossharbour, PC(CAN), OC, KCSG ("Lord Black") and The Ravelston Corporation Limited ("Ravelston") (Ravelston and, together with Lord Black, the "Reporting Persons").

          Ravelston is effectively controlled by Lord Black through Lord Black's indirect control of all of the outstanding voting shares of Conrad Black Capital Corporation ("CBCC"), an entity which holds a majority of the issued and outstanding common shares of Ravelston.

          (b) The principal business address of each of the Reporting Persons is 10 Toronto Street, Toronto, Ontario, Canada M5C 2B7.

          (c) Lord Black is a citizen of the United Kingdom of Great Britain and Northern Ireland. Ravelston is a corporation organized under the laws of Ontario, Canada.

          (d) This schedule relates to the Retractable Common Shares.

          (e) CUSIP Number: 43556C 30 9


ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         The percentage interest in the Issuer deemed pursuant to the Act to be held by each Reporting Person presented below is based on 34,972,479 outstanding Retractable Common Shares as of November 3, 2003 according to the Form 6-K filed by the Issuer on December 2, 2003 (the "Outstanding Shares").

          (a) Amount Beneficially Owned:

              (i) Each of Ravelston and Lord Black beneficially owns 27,363,170 Retractable Common Shares (calculated pursuant to Rule 13d-3), comprised of the following:

                  (1) 5,766,783 Retractable Common Shares held directly by Ravelston;

                  (2) 21,596,387 Retractable Common Shares held by the following direct and indirect subsidiaries of Ravelston:

                      (A) 9,250,461 Retractable Common Shares held by 509645 N.B. Inc.;

                      (B) 11,862,342 Retractable Common Shares held by 509646 N.B. Inc.; and

                      (C) 483,584 Retractable Common Shares held by 509647 N.B. Inc.

          The amount and percentage of the Retractable Common Shares beneficially owned by Ravelston and Lord Black, as listed in item 4(a)(i) above, exclude 1650 Retractable Common Shares held by Barbara Amiel Black, the wife of Lord Black. Pursuant to Rule 13d-4, Ravelston and Lord Black hereby expressly disclaim beneficial ownership of such shares.

          (b) Percentage of Class: Each of Ravelston and Lord Black beneficially owns 78.24% of the Outstanding Shares (calculated pursuant to Rule 13d-3).

          (c) Number of Shares as to which the Reporting Persons have Voting or Dispositive Power: Each of Ravelston and Lord Black (through his relationship with Ravelston) has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 27,363,170 Retractable Common Shares or 78.24% of the Outstanding Shares (calculated pursuant to Rule 13d-3).


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Ravelston is a parent holding company. The direct and indirect subsidiaries of Ravelston that hold Retractable Common Shares or that control other indirect subsidiaries of Ravelston that hold Retractable Common Shares have the right to receive dividends from and the proceeds from the sale of such Retractable Common Shares (see Item 7). The subsidiaries of Ravelston which individually and directly have such rights with respect to more than 5% of the Retractable Common Shares are 509645 N.B. Inc. and 509646 N.B. Inc.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY

          Ravelston is a parent holding company. Of the Retractable Common Shares beneficially owned by Ravelston as reported in Item 4, 21,596,387 Retractable Common Shares are held by the direct and indirect subsidiaries of Ravelston listed on Exhibit 2 to this Schedule.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2004
                                       /s/ Conrad M. Black
                                     -------------------------------------------
                                     Conrad M. Black, Lord Black of Crossharbour
                                          PC(CAN), OC, KCSG, individually



                                     THE RAVELSTON CORPORATION LIMITED


                                     By:  /s/ Peter G. White
                                        ----------------------------------------
                                        Name:   Peter G. White
                                        Title:  Executive Vice-President
                                                and Secretary

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

1                 Joint Filing Agreement

2 Subsidiaries Holding the Securities Being Reported on by the Parent Holding Company











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